SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cobalt Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

19074W100

(CUSIP Number)

WellPoint Health Networks Inc.
1 WellPoint Way
Thousand Oaks, California 91362
Attn: General Counsel

Copy to:
Gary I. Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19074W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WellPoint Health Networks Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 712,300

	8.	Shared Voting Power 25,009,390*

	9.	Sole Dispositive Power 712,300

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,721,690*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 61.3%*

14.	Type of Reporting Person (See Instructions) CO

2

CUSIP No. 19074W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WellPoint California Services, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 712,300

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 712,300

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 19074W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Blue Cross of California

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 712,300

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 712,300

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) CO

PREAMBLE

This statement constitutes Amendment No.1 to the Statement on Schedule 13D originally filed on June 11, 2003 (the “Statement”) filed by WellPoint Health Networks Inc., a Delaware corporation (“WellPoint”), WellPoint California Services, Inc., a California corporation and a direct wholly owned subsidiary of WellPoint (“WCS”) and Blue Cross of California, a California corporation and a direct wholly owned subsidiary of WCS (“BCC”), with respect to the common stock, no par value per share, of Cobalt Corporation, a Wisconsin corporation.  Unless otherwise defined herein, terms defined in the Statement and used herein shall have the meanings given to them in the Statement.

Item 5.                                                           Interest in Securities of the Issuer.

(a)-(c) BCC holds 712,300 shares of Cobalt Common Stock, 154,000 shares of which were previously reported as being subject to a “zero-cost collar” arrangement.  On June 20, 2003, this arrangement was voluntarily terminated, as described in Item 6 below.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 20, 2003, BCC voluntarily terminated the “zero-cost collar” arrangement that it had entered into on December 20, 2002 with an unaffiliated third party.  In connection with such termination, BCC agreed to pay $920,920.00 in cash (or $5.98 per share of Cobalt Common Stock subject to the “zero-cost collar” arrangement) to the counterparty on June 25, 2003.  Under the “zero-cost collar” arrangement previously reported, BCC sold a covered call option and purchased a put option with respect to 154,000 shares of Cobalt Common Stock.  The pledge arrangement entered into by BCC in connection with the “zero-cost collar” arrangement (pursuant to which 154,000 shares of Cobalt Common Stock held by BCC were pledged as collateral for BCC’s obligations under the “zero-cost collar” arrangement) will be terminated on June 25, 2003 when the $920,920.00 payment is made by BCC.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2003

WellPoint Health Networks Inc.

By:	/s/ Thomas C. Geiser
	Name:	Thomas C. Geiser
	Title:	Executive Vice President, General Counsel and Secretary

WellPoint California Services, Inc.

By:	/s/ Thomas C. Geiser
	Name:	Thomas C. Geiser
	Title:	Secretary

Blue Cross of California

By:	/s/ Thomas C. Geiser
	Name:	Thomas C. Geiser
	Title:	Secretary